Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,				Ended
(in thousands)	2008	2007	2006	2005	March 31, 2004

Pretax income from continuing operations	$ 2,046	$ 13,086	$(442,088)	$37,380	$(17,400)

Distributed income of equity investees	311	109	-	-	88

Fixed charges	106,457	109,834	112,796	57,500	35,514

Earnings	$108,814	$123,029	$(329,292)	$94,880	$ 18,202

Interest	102,866	103,436	107,258	55,053	34,237

Amortization of charges and other	3,591	6,398	5,538	2,447	1,277

Fixed Charges	$106,457	$109,834	$ 112,796	$57,500	$ 35,514

Ratio of Earnings to Fixed Charges	1.02	1.12	N/A	1.65	N/A

Coverage Deficiency	N/A	N/A	$ 442,088	N/A	$ 17,312